Part 2

Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	⦿ Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	The following Broker-Dealer operator personnel may have access to information about trading interest submitted to the ATS: i. Fidelity Capital Markets Equity Trading and Operations- Responsible for monitoring trading connections and addressing client trading issues. ii. Fidelity Brokerage Technology - Responsible for real-time diagnostics, system development, hardware maintenance, and monitoring of the ATS. iii. Fidelity Capital Markets Product Development and Data Science- Responsible for the generation and distribution of pre- and post-trade transaction cost analysis in addition to product-specific functionality. iv. Fidelity Risk & Compliance- For monitoring purposes.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	⦿ Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number	The Firm licenses a FIX engine from Itiviti. The FIX engine provides connectivity with subscribers' order-originating systems and transformation of FIX messages to/from internal data structures. See Items 6 and 11 of Part III for additional information regarding

in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	connectivity to the ATS and the ATS' trading facilities. The Firm receives CTA and UTP market data from ~~Activ Financial a vendor that handles market data feeds from various market data providers~~the SIP system. To manage market data and orders, the ATS utilizes kdb+ and kdb+tick database, programming and query environments from Kx Systems. See Part III Item 23 for additional information. The Firm leases physical space in Cyxtera and Equinix data centers to host the servers which operate the ATS. Cyxtera and Equinix provide connectivity services to the ATS. See Part III Item 6 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	○ Yes ◉ No

Part 3

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data	The ATS uses the "SIP" consolidated quote to determine the NBBO. ~~The market data is received though Activ Financial.~~ The "SIP" is used to price, prioritize, and execute, all orders and trading interest (e.g. pegged orders are priced using the SIP).

from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No